Exhibit 3.13

Operating Agreement

of

AVH EM, LLC

THIS OPERATING AGREEMENT (“Agreement”) is made this 23rd day of April, 2012, by JCH Group, LLC, a Delaware limited liability company (“JCH Group”).

1. Formation. AVH EM, LLC (the “Company”) was formed on the 23rd day of April, 2012, upon the filing of Articles of Organization in accordance with, and pursuant to, applicable provisions of the Arizona Revised Statutes.

2. Operation of the Company. The Company shall operate as provided in this Agreement and pursuant to Arizona law, as the law may be amended from time to time; provided, however, that if there is any inconsistency between any provision of the law and the provisions of this Agreement, the provisions of this Agreement shall govern to the extent permitted by law.

3. Name of Company and Ownership of Assets. The name of the Company is “AVH EM, LLC” and title to all assets of the Company shall be held in such name. The business of the Company shall be conducted under such name.

4. Purpose of the Company. The purpose of the Company shall be to engage in and all such activities as may be permitted by law.

5. Company Filings. The Member shall execute and file all documents required by Arizona law to be filed in connection with the continued existence of the Company, any amendments to its articles of organization, and, at such time as the same may be required, any documents evidencing termination of the Company’s existence.

6. Place of Business. The principal place of business of the Company shall be at such location as selected by the Member and, as required by Arizona law, the known place of business in Arizona shall be located at 4900 North Scottsdale Road, Suite 1400, Scottsdale, Arizona 85251, or at such other locations as may be selected by the Member from time to time.

7. Term. The Company shall continue until dissolved and liquidated pursuant to the provisions of Section 12 hereof.

8. Interest of Member. JCH Group shall own a one hundred percent (100%) interest in the Company.

9. Capital Contribution. No member is required to make capital contributions to the Company but any member may, at its option, make capital contributions to the Company.

10. Tax Status. So long as the Company has a single Member, the Company shall be disregarded as a separate legal entity for federal (and applicable state) income tax purposes.

11. Management Powers of the Member. The management, operation, and control of the Company shall vest solely in the Member. Accordingly, the Member shall have all necessary and appropriate powers to carry out the purposes of the Company, including, without limitation, the power to execute, acknowledge and deliver any and all documents and instruments deemed appropriate to carry out any of the foregoing or the purposes and intent of this Agreement.

12. Dissolution. The Company shall be dissolved upon the first to occur of the date approved by the Member, or if there is more than one member, on the date approved by all of the members.

MEMBER:

By:	JCH GROUP, LLC, a Delaware limited liability company,
Sole Member

By:	AVATAR PROPERTIES INC., a Florida corporation, Sole Member

	By:	/s/ Melisa R. Boross
	Name:	Melisa R. Boross
	Title:	Vice President

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